SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of June, 2008

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 322-3535
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA PARANAENSE DE ENERGIA - COPEL
Corporate Taxpayers’ ID (CNPJ) 76.483.817/0001-20
PUBLICLY-HELD COMPANY
CVM Registry 1431 – 1

SUMMARY OF THE MINUTES OF THE 121st BOARD OF DIRECTORS’ MEETING

1. VENUE: Rua Coronel Dulcídio n° 800, Curitiba - PR. 2. DATE AND TIME: June 13, 2008 – 2:30 pm. 3. PRESIDING BOARD: João Bonifácio Cabral Júnior - Chairman; Rubens Ghilardi - Secretary. 4. AGENDA AND RESOLUTIONS:

I. Approval of the 20-F Report to be submitted to the US Securities and Exchange Commission (SEC).

II. Approval of the following indications: a) Dona Francisca Energética S.A. – José Antonio Gugelmin as alternate member of Ana Paula Wanke on the Board of Directors, replacing Roberto Ribaski; b) Dominó Holdings S.A. – Luis Eduardo Knesebeck as alternate member of Edilson Bertholdo on the Board of Directors, replacing Roberto Ribaski; c) Braspower International Engineering S/C Ltda – José Antonio Gugelmin as chief executive officer, replacing Roberto Ribaski; d) Lactec – Irineu Beltrami as member of the Fiscal Council, replacing Carlos Eduardo Felsky; e) Escoelectric – Paulo Ney Penteado Carneiro as Deputy Officer, replacing Agnaldo Alves; f) UEG Araucária Ltda. – Franklin Kelly Miguel as member of the Decision Making Committee, replacing Raul Munhoz Neto; and g) UEG Araucária Ltda.: reappointment of Alcides Agostinho Zemniczak as Copel’s representative in the position of chief financial and administrative officer of UEG Araucária Ltda., from March 28, 2008 to March 28, 2010.

III. Approval of the payment of advances for future capital increase (AFAC) by Copel to Braspower; IV. Approval of the capital subscription, to be paid gradually according to the needs of Escoelectric, conditioned on the funds transfer from LACTEC, in proportion to its interest in that company; V. The company’s initiatives regarding the environment and sustainability were presented.

5. ATTENDANCE: JOÃO BONIFÁCIO CABRAL JÚNIOR - Chairman; RUBENS GHILARDI – Secretary; JORGE MICHEL LEPELTIER; LAURITA COSTA ROSA; MUNIR KARAM; NELSON FONTES SIFFERT FILHO; NILDO ROSSATO.

The full text of the Minutes of the 121st Copel Board of Directors’ Meeting was drawn up in the Company’s Book No. 6, filed with the Paraná State Commercial Registry under no. 05/095391-5, on August 8, 2005.

RUBENS GHILARDI
Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 16, 2008

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Rubens Ghilardi
Rubens Ghilardi CEO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.